                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Initial Filing)


                          NORWICH FINANCIAL CORP.
                           ---------------------
                             (Name of Issuer)


                  Common Stock, par value, $.01 per share
           ----------------------------------------------------
                      (Title of Class of Securities)


                                 669431108
                         ------------------------
                              (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              Page 1 of 5 Pages
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                                SCHEDULE 13G

-------------------                                         -----------------
CUSIP No. 669431108                                         Page 2 of 5 Pages
-------------------                                         ------------------

=============================================================================
=1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Milton Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
5  SOLE VOTING POWER
     301,300
--------------------------------------------------------------------------------
6  SHARED VOTING POWER
          0
--------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
     301,300
--------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
          0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      301,300
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
        PN
==============================================================================
                 *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                       Page 3 of 5 Pages

                                SCHEDULE 13G


Item 1.

          (a)  Name of Issuer:

               Norwich Financial Corp.

          (b)  Address of Issuer's Principal Executive Office:

               4 Broadway
               Norwich, Connecticut 06360
               203-889-2621

Item 2.   Name of Person Filing

          (a)  Name of Person Filing:

               Milton Partners, L.P. ("Milton")

          (b)  Address of Principal Office:

               165 Mason Street
               Greenwich, Connecticut 06830

          (c)  Citizenship/Organization:

               Delaware

          (d)  Title Class of Securities:

               Common Stock, par value $.01 per share

          (e)  CUSIP Number:  669431108


Item 3.   If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a:

          Not Applicable.

                                                      Page 4 of 5 Pages


Item 4.   Ownership.

          (a)  Amount Beneficially Owned:

               301,300 shares of Common Stock (the "Shares").

          (b)  Percent of Class:  5.5 %

          (c)  Number of Shares to Which Such Person Has:

                 (i)   Sole voting power -  301,300
                (ii)   Shared voting power -  0
               (iii)   Sole dispositive power - 301,300
                (iv)   Shared dispositive power - 0


Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          The Shares were purchased by Milton with capital acquired from, and were purchased on behalf of, various investors.

          As Milton's General Partner, James E. Buck, II, may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which Milton and its managed accounts beneficially own. However, James E. Buck, II, disclaims personal beneficial ownership of the Shares.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Securities Being Reported on by the
          Parent Holding Company.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                     Page 5 of 5 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 1998


MILTON PARTNERS, L.P.


By:---------------------------
Name:  James Buck, II
Title: General Partner



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
                                                     Page 5 of 5 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 1998


MILTON PARTNERS, L.P.


By:  /s/ James Buck, II
-----------------------------
Name:  James Buck, II
Title: General Partner



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